August 26, 2024

Jason Murray
Chief Executive Officer
PACS Group, Inc.
262 N. University Ave.
Farmington, Utah 84025

       Re: PACS Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 19, 2024
           CIK No. 0002001184
Dear Jason Murray:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross McAloon, Esq.